UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-39611

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐  Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of Registrant:	Mallard Acquisition Corp.
Address of principal executive office:	19701 Bethel Church Road, Suite 302
City State and ZIP Code:	Cornelius, NC 28031

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Mallard Acquisition Corp. (the “Company”) has determined that it is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”) by the prescribed due date because the Company needs additional time to complete its financial statements for the quarter ended September 30, 2021 and the Company’s independent registered public accounting firm will need additional time to complete its review of such financial statements.

In particular, the Company is assessing its accounting relating to the classification of the Company’s shares of common stock as permanent equity versus temporary equity, including the potential accounting implications of equity classification matters in connection with special purpose acquisition companies such as the Company. The Company currently anticipates that it will file its Form 10-Q within the five-day grace period provided by Exchange Act Rule 12b-25.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

P. Jeffrey Leck	(813) 407-0444
Name	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations it expects to report for the period ended September 30, 2021 will reflect significant changes from the Company’s results of operations for the period ended September 30, 2020. Because the Company has not completed its financial statements due to the reasons stated above, the Company is unable to provide a reasonable estimate of its results of operations for the period ended September 30, 2021. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in its results of operations for the quarter ended September 30, 2021 as compared to its results of operations for the quarter ended September 30, 2020 (or its results of operations from any prior periods), although it is expected that a classification of all of the Company’s shares of common stock as temporary equity may require material changes to the Company’s balance sheet, statement of operations, statement of changes in stockholders’ equity (deficit) and statement of cash flows.

Cautionary Note Regarding Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The statements above regarding the impact of any SEC guidance or any accounting issues and financial matters constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual, quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

Mallard Acquisition Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2021	/s/ P. Jeffrey Leck
	Name:	P. Jeffrey Leck
	Title:	Chief Executive Officer

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